U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission File Number 333-105024

CASCADES INC.
404 Marie-Victorin Blvd.
Kingsey Falls, Quebec
Canada J0A 1B0
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                         .

     This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission (the “SEC”) by Cascades Inc. (the “Company”) for the purpose of providing certain updated interim consolidated financial statements for the three and six month periods ended June 30, 2009, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.
Explanatory Note
     The Company is filing the attached updated interim consolidated financial statements for the three and six months period ended June 30, 2009 (“Updated Interim Consolidated Financial Statements”) in order to provide the reconciliation from Canadian Generally Accepted Accounting Principles (“GAAP”) to U.S. GAAP provided in note 11. These Updated Interim Consolidated Financial Statements supplement the interim consolidated financial statements for the three and six months period ended June 30, 2009 included in the Quarterly Report filed as Exhibit 99.1 on Form 6-K (the “Quarterly Report”), which was furnished to the SEC on August 14, 2009. All other information in the Quarterly Report remains unchanged from the Form 6-K furnished on August 14, 2009. This Form 6-K does not purport to update Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Quarterly Report. The information in this Form 6-K should be read in conjunction with the Quarterly Report and any documents filed by us subsequent to August 14, 2009.

Exhibit Number	Document

99.1	Updated Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.
By:	/s/ Robert F. Hall
	Name:	Robert F. Hall
	Title:	Vice President, Legal Affairs and Corporate Secretary

Date: November 18, 2009

Exhibit Index

Exhibit Number	Document

99.1	Updated Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2009.